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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                          SPEEDFAM INTERNATIONAL, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    847706108
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  847706108                   13G                     PAGE 2 OF 4 PAGES


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James N. Farley

2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [ ]

3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.

                              5         SOLE VOTING POWER

         NUMBER OF                            1,325,170
           SHARES             6         SHARED VOTING POWER
        BENEFICIALLY                            - 0-
          OWNED BY
                              7         SOLE DISPOSITIVE POWER
            EACH
                                               1,325,170
         REPORTING
           PERSON             8         SHARED DISPOSITIVE POWER

            WITH                                 - 0 -

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,325,170

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                8.4%

12     TYPE OF REPORTING PERSON*

                 IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1.
    (a)  Name of Issuer
                  SPEEDFAM INTERNATIONAL, INC.
    (b)  Address of Issuer's Principal Executive Offices
                  305 N. 54th Street
                  Chandler, AZ  85226

ITEM 2.
    (a)  Name of Person Filing
                  James N. Farley
    (b)  Address of Issuer's Principal Executive Office or, if none, Residence
                  305 N. 54th Street
                  Chandler, AZ  85226
    (c)  Citizenship
                  U.S.A.
    (d)  Title of Class of Securities
                  Common Stock, no par value
    (e)  CUSIP Number
                  847706108

ITEM 3.  TYPE OF REPORTING PERSON
                  Not Applicable

ITEM 4.  OWNERSHIP AS OF DECEMBER 31, 1997
    (a)  Amount Beneficially Owned
                  1,325,170
    (b)  Percent of Class
                  8.4%
    (c)  Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote
                           1,325,170*
         (ii)   shared power to vote or to direct the vote
                           None
         (iii)  sole power to dispose or to direct the disposition of
                           1,325,170*
         (iv)   shared power to dispose or to direct the disposition of
                           None

*Excludes (i) 99,720 shares beneficially owned by the James N. and Nancy J. Farley Foundation, a trust of which Mr. Farley acts as sole trustee (ii) 1,054,695 shares beneficially owned by Nancy J. Farley (Mr. Farley's spouse),
(iii) 691,380 shares beneficially owned by the Makota Kouzuma Trust, a revocable trust, of which Mr. Farley serves as co-trustee, and (iv) 184,380 shares owned by the SpeedFam Employees Profit Sharing Trust, of which Mr. Farley serves as co-trustee. Mr. Farley disclaims beneficial ownership of all shares referred to in (ii) through (iv) above.
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
             Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
             Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
             Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
             Not Applicable

ITEM 10. CERTIFICATION
             Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 7, 1998
                                                 -------------------
                                                        Date

                                                 /s/ James N. Farley
                                                 -------------------
                                                      Signature

                                                   James N. Farley
                                                 -------------------
                                                        Name